June 5, 2018

Filed via EDGAR

Rebecca Marquigny

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Subject:           Templeton Funds (the “Registrant”)

            (File Nos.  002-60067; 811-02781)

Dear Ms. Marquigny:

On behalf of the Registrant, submitted herewith under the EDGAR system is the Registrant’s response to a follow-up comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Jacqueline Edwards of Stradley Ronon Stevens & Young, LLP on May 31, 2018.  The follow-up comment relates to the letter filed with the Commission on May 25, 2018 from Lori A. Weber of Franklin Templeton Investments to the Staff setting forth responses to the Staff’s comments received by the Registrant on May 3, 2018 (“Response Letter”).  Specifically, the Staff reiterated its comment requesting the Registrant to include disclosure indicating that 80% of the Fund’s net assets will be invested in securities of climate change companies pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended.  The Registrant understands the Staff’s position regarding the 80% investment policy; however, the Registrant respectfully declines such comment as our analysis and conclusion remain the same as set forth in the Response Letter.

                                                                        Sincerely,

/s/ Lori A. Weber

Lori A. Weber

Vice President and Secretary

cc:        Kimberly Novotny

Brian Lawrence

Kristin H. Ives

Jacqueline Edwards